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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

Management’s Discussion and Analysis

For the three and nine month period ended

September 30, 2012

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

November 28, 2012

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated condensed interim financial statements for the nine-month period ended September 30, 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards.  Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A.  Unless otherwise indicated, all funds in this document are in Canadian dollars.  For further information on the Company, reference should be made to its public filings which are available on SEDAR at www.sedar.com. Information is also available on the Company’s website at www.kiskametals.com

BACKGROUND

Kiska is a mineral exploration company with a large portfolio of assets anchored by the Whistler Project, a multi-million ounce gold resource in Alaska. In addition to Alaska, the Company concentrates exploration efforts in British Columbia, Canada, and Australia, and has property interests in Nevada, USA and the Yukon Territory, Canada. The Company strives for the highest technical expertise in exploration combining an innovative targeting approach developed by the Company since its inception with more traditional exploration methods. Kiska is listed on the TSX Venture Exchange, trading under the symbol KSK.

Over the past several years, the Company has acquired a portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”). When Kiska acquired Rimfire Minerals Corporation in 2009, a large portfolio of early stage exploration projects was added to the Company. At the same time, the Company acquired management with experience and expertise in deriving value from projects through option or joint venture arrangements.

HIGHLIGHTS – 2012 Q3

•

Kiska adds $1.5M to treasury through sale of 49% interest in Tide project.

•

Kiska commences engineering, environmental and metallurgical studies on the Whistler Resource.

•

Brixton completes two phases of drilling at the Thorn Property, expanding the Oban Breccia Zone to the south.  This work has expanded the zone over an area of 130 metres by 100 metres and to a depth of 325 metres.

OUTLOOK AND STRATEGY

A large portion of the Company’s efforts in the quarter were directed to the Whistler Project. Recent work has focused on the Whistler Deposit and improving the quality of the geologic model to enhance the validity of future resource estimates. Staff completed a core re-logging process and a small amount of mechanized trenching that has allowed the technical team to refine the geologic controls and the geological model for the deposit. The Company has engaged two engineering firms to conduct engineering and environmental studies to further

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012 define the development and mining economics of the resource. Metallurgical studies were also initiated during the period, using samples derived from representative areas of the resource to help determine the metallurgical performance of Whistler Deposit mineralization and to identify potential ore processing flow sheets. A small portion of the program involved reconnaissance of surface targets at Island Mountain and re-logging of the Island Mountain Breccia Zone drill core.

Partner Brixton Resources Ltd commenced a first phase of work at the Oban Breccia Zone on the Thorn Property in northwest British Columbia. Brixton completed 13 NQ size core holes ranging in depth from 30 to 153 metres, for a total of 1,151 metres. Results of this program include intersections of 83.90 metres of 161.47 g/t silver, 1.02 g/t gold, 1.29% lead and 1.48% zinc in THN12-65 and 80.52 metres of 140.16 g/t silver, 0.94 g/t gold, 1.08% lead and 1.49% zinc in THN12-63. A second phase was completed subsequent to the end of the period yielding long silver, gold, lead, zinc and copper intersections extending the Oban mineralization to the south. This mineralization as now been intersected over 140 metres in a north-south direction and remains open to the south. Brixton is planning further exploration at the Oban in 2013 to continue to grow the Oban Breccia Zone.

The Company also undertook a soil sampling program at the Redton Property in north central British Columbia. A total of 548 soil samples were collected, infilling areas of previous soil sampling. Results of this work are pending.

The Company received results of an aircore drilling program on one tenement of the Victorian Goldfields project in Australia. This work included twelve holes (2,181.5 metres) to test targets generated from the 2011 surveys. No significant results were returned from this drilling.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

EXPLORATION PROJECTS

Alaska

Whistler Project

N
KISKA
METALS CORPORATION
Whistler Property
Round Mountain
Whistler Deposit
Raintree
Whistler Orbit
Whistler Camp
Rainmaker
23 km
Muddy Creek
Island Mountain
Legend
Resource
Prospect
Camp
0
5
10
kilometers

The Whistler Property, consisting of 884 claims covering 135,203 acres (54,715 hectares), is located 160 kilometers northwest of Anchorage, Alaska in the Yentna Mining District. The property is owned 100% by the Corporation, subject to an underlying 2% Net Smelter Royalty (NSR) to Kennecott. In addition, some of the claims are subject to a 1.5% NSR to the original owner, which can be bought down to 0.5% by a US$10 million payment. Moreover, Teck owns a 2% net profit interest (NPI) over all of these claims.

The Whistler property can be broadly defined into the following prospects;

-

Whistler Deposit;

-

Whistler Orbit (50km2 area in the vicinity and surrounding the Whistler Deposit);

-

Island Mountain;

-

Muddy Creek.

In 2011, the Company completed 30,304 metres of drilling in aggregate on the above prospects, with the most significant exploration conducted on the Whistler Orbit (Rainmaker, Raintree West, North and South prospects) and the Island Mountain targets. Included in the 2011 total are 91 shallow scout holes (6,423 metres) that were completed in the Whistler Orbit to identify new zones of proximal and distal porphyry-style mineralization and collect geologic information to improve targeting of conventional drill holes testing glacial till-covered geophysical anomalies. Since 2007, the Company has drilled 199 conventional and shallow scout holes (56,072 metres) on the Whistler Property.

a)

Whistler Deposit

The core asset of the Whistler Property is the Whistler Deposit. It is host to a pit-delineated Indicated and Inferred resource published in January 2011.  Whistler is a gold-copper porphyry deposit hosted in a multi-phase diorite intrusion.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Alaska (continued)

2011 Whistler Deposit Resource Estimate
	Tonnes and Grade					Total Contained Metal
Resource Category	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq2 g/t	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq2 (Moz)
Open Pit Resource
Indicated[1]	79.2	0.51	1.97	0.17	0.88	1.28	5.03	302	2.25
Inferred[1]	145.8	0.40	1.75	0.15	0.73	1.85	8.21	467	3.35

1. Reported within a conceptual pit shell (45 degree pit slope angle) and based on a cut-off grade of $7.5/t adjusted for metallurgical recovery and offsite costs.

2. Gold equivalent grade calculation was based on 75 percent recovery for gold and silver; 85 percent recovery for copper ; US$990 per ounce gold, US$15.40 per ounce silver and US$2.91 per pound of copper.

3. Totals may vary due to rounding.

During the period, geological data collected by Kiska and previous workers was compiled and reinterpreted leading to the revision of the Whistler Deposit geological model. This included relogging drill core within the deposit as well as limited mechanized trenching (one trench, 111 metres in length) to enhance and confirm the geological model.

Two engineering firms have been engaged to assist Kiska in the evaluation of the Whistler Deposit. AMC Mining Consultants (Canada) Ltd, are working with Kiska’s consulting metallurgist to investigate the metallurgical performance of Whistler mineralization. Representative samples were submitted for open circuit and locked-cycle testing to investigate metal recoveries and to help determine potential ore processing flow sheets. Results of this work are expected in the fourth quarter of 2012. A review of the Whistler resource estimate is also underway to assess its validity in light of the revision of the Whistler geological model.

Knight Piesold Ltd. has been engaged to study the options and design for potential power and access routes, mine site infrastructure, pit design and mining/processing options. Management expects reports from these studies in Q1 2013.

b)

Whistler Orbit:

The Whistler Deposit sits within a cluster of porphyry centres in what is termed the Whistler Orbit. Prospects within the Orbit include Raintree West, Raintree North, Raintree South and Rainmaker, which all share similarities to the Whistler with respect to host rock, style of mineralization, gold-copper grades and alteration patterns indicating a genetic association. These targets are all located within a few kilometres of the Whistler Deposit.

Raintree West consists of two zones divided by a fault. One is near surface under a veneer of glacial till, and the other a deep zone. The 150 metre long by 125 metre wide zone of near surface mineralization occurs to a depth of 170 metres. Magnetic data indicates this zone may extend to a length 250 metres at surface. A 2009 hole within this area returned 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc (0.65 g/t gold equivalent*) in hole WH09-002. The deep zone has a an apparent width of 300 metres with 325 metres of strike extent and is open at depth,  A 2011 intersection of this deep zone and a

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012 surrounding mantle of epithermal textured precious and base metal-bearing quartz-carbonate veins averaged 0.72 g/t gold 3.2 g/t silver, and 0.12% copper (1.01 g/t gold equivalent*),

Alaska (continued)

including 328.6 metres averaging 0.93 g/t gold, 3.7 g/t silver, and 0.16% copper (1.31 g/t gold equivalent*). The tenor of deep mineralization is evidenced by the final 172 metres of the hole, starting at 619 metres, which averaged 1.13 g/t gold, 3.9 g/t silver and 0.18% copper.

The Rainmaker, Raintree North and Raintree South prospects appear to be moderately to steeply dipping, 100 metre-wide bodies of gold-copper mineralization. All are open to depth. Faulting bounds the Rainmaker and Raintree North prospects, but further step out drilling and geological and structural interpretation may aid in the expansion of these prospects, which exhibit similar gold and copper grades as the Whistler Deposit.

Earlier stage prospects are also present within the Orbit at Whistler-like porphyry targets such as Dagwood, Snow Ridge, Round Mountain and Canyon Creek. These are drill-ready targets that merit further exploration. Management continues to prioritize targets, including the Whistler Orbit prospects for potential follow up. Due to the focus of work on the Whistler Deposit only a very limited amount of exploration was undertaken at Raintree West. One backhoe-excavated trench, 49 metres in length, was completed to expose Raintree West mineralization at surface. Seventeen samples were collected. Results of this work are pending.

Legend
2011 DDH
Pre-2011 DDH
2011 Shallow Grid and Scout Holes
Topographic Contours (10 meters)
Interpreted Faults
Raintree North
Raintree East
Whistler Deposit
Raintree West
Raintree South
Rainmaker
1 kilometer
Whistler Prospect Locations
(Background of Shaded RTP Magnetics)

* Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Alaska (continued)

c)

Island Mountain:

Cirque Zone
N
512,000 mE
513,000 mE
514,000 mE
Monzonite \ Porphyry
6,849,000 mN
Hornfels
Hbl Porphyry
Diorite
Diorite
6,848,000 mN
Breccia Zone
SC Target
Monzonite
6,847,000 mN
0
250
500
meters

The majority of exploration at Island Mountain has targeted the Breccia Zone, where the 2009 Breccia Zone discovery hole IM09-01 returned  0.72 g/t gold, 2.37 g/t silver and 0.16% copper over 150 metres and a second interval of 1.22 g/t gold over 106.9 metres. An additional nine holes, totaling 3,937 metres, were completed along with mapping and soil and rock geochemical surveys in 2010. Highlights of the Island Mountain Breccia zone include IM10-013, collared 110 metres north of the discovery section, which intersected 114.9 metres of 1.25 g/t gold, 4.0 g/t silver and 0.23% copper.

The 2011 program built on the success of the previous two programs, with holes expanding the extents of the Breccia Zone on a total of six 50 metre-spaced sections.

Methodical step-out drilling at the Breccia Zone in 2011 has defined gold-copper and peripheral gold-only mineralization over a strike length of 250 metres, 400 metres in width and to a depth of 450 metres. Mineralization remains open to the north and at depth. Using this data, Kiska developed a more refined geological model for the Breccia Zone, defining key lithologies and the alteration and mineralization patterns and assemblages.  This will aid in future resource estimates and in exploring the northern extents of the Breccia Zone, as well as other targets in the Island Mountain area that may be genetically related.  Initial results are positive from breccias located 500 to 700 metres north of the Discovery Breccia, with results such as 73.9 metres of 0.72 g/t gold, 2.24 g/t silver and 0.09% copper in IM11-30. This highlights the potential for additional mineralization between the breccias and warrants further drilling.

Further analysis of the Island Mountain data has identified new targets, suggesting that Island Mountain may be host to a cluster of porphyry centres much like the Whistler Orbit area. Among these targets, the SC is a compelling prospect, a 1,200 by 700 metre wide EM conductor, 1,250 metres east of the Breccia Zone. Drilling returned two gold-bearing intervals that averaged 0.61 g/t gold equivalent* over 21 metres and 0.45 g/t gold equivalent* over 30.0 metres in hole IM11-21.

*Gold equivalent calculations do not take into account metallurgical recoveries and are based on in ground metal using metal prices of $990 per ounce gold, $15.40 per ounce silver and $2.91 per pound copper.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Alaska (continued)

Another is the Howell prospect, two kilometres north of the Breccia Zone. The Howell is defined by strong coincident gold, copper and molybdenum soil geochemical anomalies over a core area of 650 metres in diameter. Coincident magnetics and resistivity anomalies and the presence of strongly altered monzonite intrusive rocks make this another drill-ready priority target at Island Mountain.  During the quarter, only a small amount of work was conducted at Island Mountain due to management’s focus on the Whistler Deposit. Limited reconnaissance (11 rock samples and 25 soil samples) of surface targets at Island Mountain and a detailed review of the Island Mountain Breccia Zone drill core from the 2011 campaign was completed during the period. The objective of this study was to better understand the geology and controls on mineralization at Island Mountain to aid in the expansion of the Breccia Zone as well as in the targeting and exploration of the mineralized zones, such as the Howell. Results of this work are pending. Once complete, this study will aid in prioritization of drill targets at Island Mountain for future campaigns.

c) Muddy Creek

Muddy Creek, 8 km north of Island Mountain, is an Intrusion-Related Gold (IRG) target defined by expansive areas of high gold-in-soil anomalies and high grade gold rocks averaging 2.78 g/t gold for 264 samples. Three reconnaissance holes totaling 935 metres were drilled at Muddy Creek in 2011 to test the areas. Largely due to steep terrain, holes MC11-001 and -002 were situated at the southwestern edge of a strong gold-in-soil geochemical anomaly, collared 360 metres apart and drilled toward each other. Both holes intersected steep northwest striking sheeted vein arrays. The northeast directed hole, MC11-001, returned 38.8 metres averaging 0.51 g/t gold equivalent* within a broader interval of 138.8 metres averaging 0.29 g/t gold equivalent. The southwest directed hole, MC11-002, returned intervals of 45.0 metres averaging 0.52 g/t gold equivalent* and 44.2 metres averaging 0.51 g/t gold equivalent* within a broad 338.1 metre interval averaging 0.30 g/t gold equivalent*. Hole MC11-003 was designed to test the Bonanza Zone, 3.3 kilometres to the southeast where 12 selective rock samples of outcrop and a few locally derived float samples averaged 9.0 g/t gold over a 340 metre distance along the slope. The hole targeted the vein-hosting diorite beneath capping sediments, however, it failed to reach the intended diorite target and was shut down in sediments.

Results of the program confirm that while drilling only tested a small portion of the Muddy Creek target, the veins at surface have significant vertical continuity and potential exists for higher grades laterally and at depth. Additional targets exist and warrant further drilling. Management continues to analyze Muddy Creek with further ground work likely to assess and prioritize further work at Muddy Creek. No work was completed at Muddy Creek during the quarter.

Uncle Sam Project

The Uncle Sam Gold Project is an intrusion-related gold target, located approximately 75 kilometres southeast of Fairbanks. The Uncle Sam project consists of extensive anomalous surface gold geochemistry highlighted by a drill intersection of 10.6 metres averaging 6.1g/t gold.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Alaska (continued)

On November 2, 2009 the Company signed an option agreement with Millrock Resources Inc. (“Millrock”) giving Millrock the option to earn a 100% interest in the Uncle Sam property in Alaska. Under the terms of the agreement, Millrock will make cash payments totaling US$200,000 over four years with US$140,000 being paid to date.

In addition, to complete the option, Millrock will issue 1,000,000 shares to Kiska (750,000 shares received to date) and spend US$2,700,000 on exploration over four years. In January 2011, Millrock optioned the property to Crescent Resources Corp. There is an underlying 2% NSR payable to Royal Gold, Inc. Millrock and Crescent completed nine drill holes (1,950 metres) on two targets as well as rock and soil sampling in 2011. Drilling at the Wolf prospect consisted of four diamond drill holes for a total of 621 metres targeting a strong gold-in-soil anomaly measuring over 2,000 metres in length and 1,000 metres in width. Historic drilling in this area by previous explorers had returned encouraging results such as reverse-circulation drill hole USRC-22, where an intersection averaged 4.45 g/t gold over 15.54 metres and drill hole USR-055 where an interval averaged 1.34 g/t gold over 13.72 metres. Highlights of the 2011 program at the Wolf prospect include 4.86 g/t gold over 11.40 metres. Mineralization appears to have the same orientation as a new gold zone recently announced by Sumitomo at its adjacent Stone Boy project (Naosi zone) located 500 metres southeast of the Uncle Sam project claim boundary and two kilometres southeast of the Wolf zone. Sumitomo reports that the Naosi zone consists of a vein system continuous over at least a 1,500-metre strike and 500 metres in the down dip direction.

Five diamond drill holes totalling 1,329 metres were also completed at the Lone Tree prospect which is located northwest of the Wolf prospect. Drilling targeted a strong gold-in-soil anomaly that measures approximately 4,000 metres in length and up to 1,000 metres wide. Previous drilling by other operators has returned encouraging results such as drill holes USC-011, which contained an intersection of 19.22 metres averaging 2.03 g/t gold and USC-013, which contained six metres averaging 1.79 g/t gold and 14.0 metres averaging 1.65 g/t gold. The recent drilling program was designed to expand upon the area of known gold mineralization and yielded gold intersections in excess of 1 g/t gold over narrow intervals in every hole. Highlights include 1.06 g/t gold over 6.8 metres in LT-001 and 0.58 g/t gold over 33.8 metres, including a sub-intervals of 3.3 metres of 1.22 g/t gold and 2.13 metres of 1.85 g/t gold in LT-005.

Subsequent to the end of the period, Millrock completed the earn-in on the project by paying US$60,000 and issuing 250,000 shares to the Company.  The Company is now in the process of transferring title to Millrock.

Goodpaster Properties

The Goodpaster Properties, located 65 kilometres northeast of Delta Junction, Alaska consist of four claim groups totaling 74,282 acres (30,061 hectares). The claim groups are referred to as the California-Surf, ER-Ogo-Fire, Eagle-Hawk and Bou claims. Rubicon Minerals Corporation (“Rubicon”) had an option agreement to earn a 60% interest in the properties by funding a total of USD$4.8 million in exploration over 6 years. During the first quarter of 2011, Rubicon elected to terminate the option, returning full property interest to the Company subject to underlying royalties. The ER-Ogo-Fire and the Eagle-Hawk properties are subject to a 2% NSR in favor of

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Alaska (continued)

AngloGold Ashanti (U.S.A.) Exploration Inc. The California-Surf is subject to a 1.75% NSR in favor of Capstone Mining Corp. The Bou is wholly owned by Rimfire Alaska, Ltd., a wholly-owned subsidiary of the Company. Management is seeking a partner to advance the Goodpaster properties. No work was done during the period and the property was reduced to 20,600 acres (8,336 hectares) in size subsequent to the end of the period.

Copper Joe

On August 31, 2010, the Company signed an option agreement with Kennecott Exploration Company to acquire a 100% interest in the Copper Joe Property ("Copper Joe"). Copper Joe is a copper-gold-molybdenum porphyry prospect located 50 km south-southwest of the Company's Whistler Project in Alaska.

Kiska can earn a 100% interest in the Copper Joe Property from Kennecott by incurring a total of US$5.0 million in exploration expenditures by December 31, 2015, including a commitment to US$170,000 in exploration by December 31, 2011 (completed). Kiska will pay Kennecott a one-time cash payment of US$10 million upon completion of a positive 43-101 compliant pre-feasibility study. In addition, before affecting a sale or assigning rights and interests to the property, Kiska will give Kennecott a 90 day period to acquire such rights and interests at 90% of the price and terms stated in the notice. Kiska is permitted to divest all or part of its interest, subject to the first right of refusal and the option period, provided at least US$2.5 million in expenditures have been completed. Prior to reaching the $2.5 million expenditure level, Kiska requires Kennecott's consent to divest its rights and interest. If Kennecott elects not to exercise its first right of refusal, Kennecott will retain a 2% NSR.

A five week program was completed on the property in August of 2010, consisting of approximately 20.8 line-kilometres of 2D IP geophysics, 14.8 line-kilometers ground magnetics geophysics, soil and rock geochemical surveys and surface mapping. A short follow up visit was conducted during the period to investigate and ground-truth geophysical and geochemical anomalies generated in the 2010 program. Geological mapping, prospecting and geochemical sampling was completed and new claims were added to the Copper Joe land package. Results of the 2010 and 2011 programs indicate that the upper portion of a porphyry hydrothermal system is exposed on the property. This is evidenced by areas of elevated copper and gold soil chemistry and induced polarization chargeability high anomalies that overlap a phyllic alteration zone 3.1 kilometres by 1.4 kilometres in size.

There was no work undertaken on the property during the period and there are no plans for expenditures at Copper Joe in 2012.

Australia

Lachlan Fold Belt Properties

The Company holds one exploration licence covering 15,074 hectares in the Lachlan Fold Belt, New South Wales, Australia. The Lachlan Fold Belt is richly endowed with a diversity of deposit types that host in excess of 150 million ounces of gold. Deposit types include copper-gold

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012 porphyry, epithermal gold, volcanogenic massive sulphide (VMS), gold-copper skarn, sediment-hosted disseminated gold and intrusion-related gold deposits.

Australia (continued)

Effective December 12, 2008, the Corporation signed a farm-in agreement for the Barmedman exploration licence with Inmet Mining (Australia) Pty. Ltd. Under the terms of the agreement, Inmet is earning a 60% interest by funding at least A$5 million in exploration on the property over four years. Inmet has been making staged cash payments which will total A$250,000 over the earn-in period.

In the first quarter of 2011, samples from the 2010 diamond drilling were selected for radiometric age dating.  A large proportion of the economic copper-gold deposits in the Lachlan Fold Belt occur with Ordovician intrusive suites, so determining the age of the intrusive suites at Barmedman can be used as an indication of the economic potential. A review of potential work programs for the Barmedman Property will be conducted with Inmet in the fourth quarter of 2012.

Victoria Goldfields Properties

Effective June 27, 2008 and amended February 2, 2011, the Company signed a letter of agreement for a farm-in and joint venture with a subsidiary of Northgate Minerals Corporation, which was recently acquired by AuRico Gold (AuRico), for three mining tenements in the Stawell Corridor of the Victoria Goldfields. The Group can earn a 50% interest in one or all of the three properties by funding an additional A$500,000 per property by September 30, 2012 with a minimum expenditure of A$450,000 in aggregate per year.

Upon the Company earning a 50% interest in one or more properties, AuRico will have the option to earn a 60% interest in the property by funding an additional A$1.5 million in exploration expenditures within 3 years, to form a 50:50 joint venture or elect not to contribute and allow the Group to earn a 100% interest in the property by funding an additional A$2 million in exploration expenditures over 4 years.

The Company is exploring three licences (Murtoa, Ararat South and Dundonnell), totaling 120 km of the corridor length, representing all ground outside of a 50 km buffer around the Stawell Gold Mine. In addition to green fields opportunities, more advanced targets exist including the 10 kilometre-long Murtoa target, which surrounds the Kewell gold resource.

In 2012, Kiska drilled 2181.5 m of aircore in twelve holes to the bedrock surface to test for anomalous gold and pathfinder geochemistry below the cover sequence. The aim of the 2012 aircore drill program on the Murtoa property was to test two of the nine best targets defined by work done by Kiska from 2009 to present. The targets are in covered terrain and are defined using multiple independent geological, geochemical and geophysical vector methods. Samples were collected from the overburden-bedrock interface. No significant mineralization was intercepted although one sample returned significant gold in rock chips, but results were not reproducible in duplicates or subsequent assays indicating that nugget gold may be present. Kiska has now met the earn-in requirements for the Murtoa property and is assessing the options for advancing the project.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

British Columbia and Yukon Projects

The Company controls an extensive property portfolio in British Columbia and Yukon Territory. Projects include:

Boulevard Property

This property consists of 238 claims covering 4,975 hectares and is located approximately 135 kilometres south of Dawson City, Yukon. The Boulevard Property was staked on behalf of an alliance with Northgate Minerals (now AuRico Gold), who earned a 60% interest in the property. The Company signed an option agreement with Silver Quest Resources Ltd. (now Independence Gold Corp. “Independence”) whereby Independence can acquire the Company’s 40% interest in the property by making staged cash payments totalling $80,000 (received $64,000 to July 2012), issuing an aggregate of 400,000 shares (received 240,000 Silver Quest common shares and received a further 80,000 common shares of Independence Gold on July 24, 2012) and completing exploration expenditures of $3,000,000 over a five year period. The Company retains a 1% net smelter royalty (“NSR”) on the property, with Independence having the right to buy back 0.5% of the NSR for $750,000. Additional claims staked within the areas of interest are subject to the same NSR with a $500,000 buy-down of 0.5% and Independence must issue additional shares. The Company has received an additional 100,000 common shares of Silver Quest upon staking new claims within this project area. Through the acquisition of Silver Quest by New Gold Inc., the Boulevard was transferred to Independence Gold Corp in December of 2011 under a plan of arrangement entered into by the two companies.

Since optioning the project Independence completed substantial auger soil-geochemical surveys leading to the definition of 3 distinct anomalies that were later tested by a 20 hole (3,006 m) diamond drilling program in 2010. Drilling intersected generally lower grade mineralization over widths of less than 25 metres core length. The 2011 program consists of further surface geochemistry and 6,000 metres of diamond drilling to test targets along the Boulevard Trend, a 20 kilometre long trend comprised of gold-, arsenic-, antimony- and molybdenum-in-soil geochemical anomalies. Independence has also conducted an airborne geophysical survey, which includes radiometric and magnetic surveying over Boulevard property.

Independence has commenced a program in June. The 2012 exploration program included the collection of approximately 3,500 in-fill soil samples to better-define previously identified gold-in-soil geochemical anomalies within the Boulevard Trend. This follow-up sampling is designed to generate additional diamond drill targets. Results of the program have yet to be released.

Gillis Property

The Company signed an option agreement effective September 5, 2008 to earn a 100% interest in the property by funding a total of $300,000 in exploration by September 5, 2012, and making cash payments totaling $165,000 by September 5, 2011. The Company elected to terminate this option agreement and did not make the final $75,000 option payment to the underlying vendor.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

British Columbia and Yukon Projects (continued)

Grizzly Property

Grizzly property covers 2,652 hectares, and is located in the Liard Mining Division of British Columbia, approximately 50 kilometres east of the Galore Creek project and within four kilometres of the partially completed Galore Creek access road. The Company owns a 100% interest in these claims, subject to an underlying 2% NSR, 100% of which can be purchased for $2 million. No work was completed during the period and none is planned in 2012.

Poker Creek

The Poker Creek property and covers 2,516 hectares, and is located in the Liard Mining Division of British Columbia, approximately 16 kilometres west of Telegraph Creek. The Company owns 100% of these claims. No work was completed during the period and none is planned in 2012.

RDN Property

The RDN property covers approximately 8,576 hectares, and is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property is currently optioned (as to 51%) to AuRico Gold Corp., subject to an underlying 1.34% NSR. AuRico may earn an additional 9% interest by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

On May 10, 2012 Aurico terminated the RDN property option agreement without having earned an interest in the property. Management will conduct a review of the data in 2012 and commence the search for another partner to advance the RDN.

Redton Project

The Redton project covers 70,288 hectares and is located in the Quesnel Trough in northern British Columbia. The project adjoins Serengeti Resources Inc.’s Kwanika property and is within 1,500 metres of the recent porphyry copper-gold discovery made by Serengeti. Kiska has earned an 85% interest, subject to underlying royalties, in the project by spending in excess of $4.75 million. Redton Resources Inc. holds the other 15% interest and holds a 3% NSR of which 1.5% can be purchased for $6,000,000 (1% for $1,000,000; 0.5% for $5,000,000).  The Takla-Rainbow property which forms part of the Redton project is subject to a 3% NSR to Lorne

Warren which can be purchased for $3,000,000.

During the quarter, a small surface program was completed on the property. A total of 548 soil samples were collected at Redton infilling areas of previous soil sampling. This work focussed primarily on the central portion of the property 1.5 kilometres east of Serengeti Resources’ Kwanika copper-gold deposit and will aid in the prioritization of targets for future drill testing. Results from this program are pending.

The Company also reduced the Redton claim package during the quarter. A total of 103 claims were returned back to Redton Resources including the Twin Creeks claims owned by Lorne Warren. This reduction in claims means the property is no longer subject to the Warren or

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Redton Resources net smelter royalties. Management is seeking a partner to advance Redton in 2013.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

British Columbia and Yukon Projects (continued)

Quesnel Trough Project

The Quesnel Trough project covers 17,676 hectares, and is located in the Cariboo Mining Division of British Columbia. A total of seven properties comprise the project and are located from 15 kilometres south of Prince George to 40 kilometres north of Fort St. James. The Company owns 100% of these claims. Xstrata Canada Corporation signed an option agreement to earn a 51% interest in the properties by completing a preliminary assessment and spending $3,000,000 by December 31, 2013. In addition, Xstrata must spend no less than $250,000 in each calendar year commencing in 2010. Xstrata may earn an additional 24% (total 75%) by completing a feasibility study and incurring no less than $20 million in feasibility study expenditures which must be completed before the tenth anniversary of Xstrata earning its 51% interest. Xstrata completed MMI (mobile metal ion) soil geochemical surveys on the properties that were followed up by tighter spaced sampling. In 2010, a four hole program of diamond drilling totaling 245 metres tested targets on three of the claim groups. Xstrata employed a small scale self-propelled drill rig with the intent of testing bedrock to a very shallow depth beneath the glacial till cover. Results included traces of copper mineralization as well as some porphyry style alteration.

IP surveys identified numerous chargeability and resistivity anomalies on the claim blocks. Testing of those targets yielded anomalous copper over narrow intervals on the Mags and Hat claim blocks, with the most encouraging results from the Mags block where anomalous copper values associated with a bleached felsic intrusive. In 2012, Xstrata plans to follow-up on the Mags, Hat, Axis, and Eye properties with further drilling.  Xstrata is also considering a detailed airborne magnetics survey over all of its properties in the Quesnel trough, including claims under option from Kiska. Results of any programs undertaken to date on the project have yet to be forwarded to Kiska.

Thorn Property

The Thorn property, covering 18,854 hectares is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. The Company owns 100% of this property subject to payments to Cangold Limited in the event a third party partner becomes involved and an underlying 3.5% NSR. The Company can purchase 2% of the NSR for $3,000,000. One-quarter of any property payments are made to Cangold Limited as part of the underlying agreement. Effective June 3, 2010 the company optioned the property to Brixton Metals Corporation whereby Brixton can earn a 51% interest in the property by making cash payments totaling $200,000 (a total of $100,000 has been paid – the Company has received $75,000, or 75%) and issuing a total of 400,000 common shares (200,000 have been issued – the Company has received 150,000 shares, or 75%) on or before December 12, 2013. Work requirements include a minimum of $1,000,000 in expenditures before the first anniversary and an additional $4,000,000 before December 12, 2014. After earning a 51% interest, Brixton may elect to increase its interest from 51% to 65% by spending an additional $10,000,000 in property expenditures within three years of this election.  The option agreement was amended November 9, 2010 whereby Brixton could now earn the initial 51% by spending $200,000 by December 12, 2011 and $4.8 million in exploration expenditures by December 12, 2014. A minimum exploration expenditure of $1,500,000 is required in the second year and $750,000 per year thereafter. Under the amendment, Brixton was required to spend $1,200,000 by December 31, 2011 (completed).

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

British Columbia and Yukon Projects (continued)

Brixton completed 21 holes (5,678 metres) at Thorn in two phases of work in 2011 and was highlighted by high grade gold and silver intersections from the Oban Breccia Zone. Three holes tested the Oban, where previous work outlined gold-silver-copper-lead-zinc mineralization hosted in a breccia measuring at least 300 metres in diameter but remaining open to the east and under glacial till. Starting at a depth of 6 metres, THN11-60 intersected 95.08 metres of 628 g/t silver, 1.71 g/t gold, 0.12% copper, 3.31% lead and 2.39% zinc. The high grade silver-lead-zinc interval of 9.25 metres averaging 2,984 g/t silver, 3.04 g/t gold, 0.53% copper, 11.60% lead and 3.42% zinc starts 55.40 metres down the hole. Mineralization is comprised of pyrite, galena, sphalerite, sulphosalts and chalcopyrite hosted in a hydrothermal breccia matrix.

THN11-57 intersected 103.91 metres of 66.84 g/t silver, 0.26 g/t gold 0.22% lead and 0.27% zinc in breccia-hosted mineralization from 73.39 metres depth and an additional 37.72 metres of 60.76 g/t silver, 2.08 g/t gold, 0.46% copper, 0.25% lead and 0.55% zinc from 186.48 metres depth.  This intercept included 7.8 metres of 197.03 g/t silver, 6.13 g/t gold, 1.38% copper, 0.49% lead and 0.38% zinc. THN11-57 is a vertical hole collared on the same section, approximately 50 metres southwest of THN11-60.

Nine holes tested the Talisker corridor and its intersection with a geological unconformity at its northeastern extent. Drilling has now intersected gold-silver-copper bearing quartz-sulphide vein mineralization over a 700 metre strike length. Drilling targeted gold-silver-copper mineralization hosted in quartz-sulphide veins which returned near-surface mineralization in 2004 and 2005 drilling:  56.1 metres averaging 1.27 g/t gold, 16.7 g/t silver and 0.19% copper in THN04-29; and 4.2 metres averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper within a larger interval of 43.93 metres averaging 0.76 g/t gold, 48.9 g/t silver and 0.36% copper in THN05-37, 100 metres along strike from THN04-29. Highlights from the Talisker Zone include drill hole THN11-51 which returned 49.78 metres of 1.41 g/t gold, 19.0 g/t silver and 0.25% copper from a 25 metre step-out from THN04-29 to test the down dip extension of mineralization intersected in 2004. Hole THN11-56 was collared approximately 400 metres northwest of THN05-37, at an azimuth of 145 degrees with a dip of -70 degrees.  This hole intersected 19.78 metres averaging 1.02 g/t gold, 35.50 g/t silver, and 0.30% copper, including 0.90 meters of 12.35 g/t gold, 130 g/t silver and 0.49% copper. The hole tested the northeast extension of the Talisker Zone and the potential for lateral expansion of the Talisker mineralization where its controlling structures intersect a geological unconformity. As this hole intersected significant precious and base metal mineralization at the unconformity, potential for further mineralization of this style exists along its lateral extents.

Nine holes tested targets over a 900 metre trend in the Camp Creek Corridor. Highlights include one hole testing the Lagavulin Vein, a new discovery in 2011 which returned 15.83 metres of 1.25 g/t gold, 4.41 g/t silver and 0.16 % copper including 1.75 metres of 7.14 g/t gold, 245.4 g/t silver and 0.35% copper in hole THN11-54. Drilling at the Feeder Zone included 1.2 metres averaging 0.73 g/t gold, 189.0 g/t silver and 3.13% copper from 52.75 metres depth in hole THN11-44. THN11-45, drilled from the same setup, but steepened from -50 degrees to -75 degrees, returned 0.74 metres of 1.22 g/t gold, 384.0 g/t silver and 4.14% copper from a depth of 43.37 metres. Both holes intersected multiple narrow high grade silver and copper-bearing intersections in addition to the intervals quoted above.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

British Columbia and Yukon Projects (continued)

Brixton has completed two drilling campaigns in 2012. Both targeted the Oban Breccia Zone. The phase one, 2012 program included 26 NQ size core holes ranging in depth from 30 to 338 metres, for a total of 2,889 metres.  The objective of these programs was to confirm the results from hole THN11-60 and to obtain further information regarding the mineralization, geometry, true width and extent potential.

Both programs were successful in intersecting additional Oban Breccia mineralization. Some of the highlights include THN12-65 which intersected 12.90 metres of 512.66 g/t silver, 1.72 g/t gold, 4.24% lead and 1.54% zinc from surface within a broader interval of 83.90 metres of 161.47 g/t silver, 1.02 g/t gold, 1.29% lead and 1.48% zinc. THN12-63 intersected 13.00 metres of 402.15 g/t silver, 1.63 g/t gold, 2.89% lead and 3.31% zinc from surface within a broader interval of 80.52 metres of 140.16 g/t silver, 0.94 g/t gold, 1.08% lead and 1.49% zinc. THN12-72 intersected 53.00 metres of 126.54 g/t silver, 1.57 g/t gold, 0.37% lead and 1.09% zinc within a broader interval of 104.85 metres of 88.01 g/t silver, 1.10 g/t gold, 0.24% lead and 0.63% zinc.

Importantly, in the second phase of drilling, THN12-83 successfully expanded Oban mineralization to the south with an intersection of 73.7 metres of 284.2g/t silver, 1.49g/t gold, 1.31% lead, 1.78% zinc and 0.12% copper within a broader interval of 165.3g/t silver, 1.37g/t gold, 0.92% lead, 1.25% zinc and 0.11% copper over 150.5 metres. THN12-84 returned another long mineralized intersection of 105.82 g/t silver. 0.71 g/t gold, 0.90% lead, 1.76% zinc and 0.03% copper over 310 metres. This includes 123 metres that averaged 190.68 g/t silver, 1.19 g/t gold, 1.74% lead, 3.25% zinc and 0.06% copper. The latest round of drilling has shown that the Oban Zone is in fact open to the south and has now been traced in drilling over a distance of 140 metres in a north-south direction, and to a depth of 325 metres. Higher grade mineralization looks to extend to the south at depth as well. The presence of dominantly copper-bearing mineralization at depth in hole THN12-85 (30 metres of 0.48 g/t gold, 30.9 g/t silver, 0.23% lead, 0.25% zinc and 1.18% copper) may be indicating a zonation from lead-zinc to copper dominant mineralization with gold and silver. Brixton is planning further work in 2013 to follow up the successful 2012 campaign. Management expects that once Brixton’s 2012 expenditures have been totaled, Brixton will require less than $1 million in exploration in 2013 to earn its 51% interest in the project.

Tide Property

The Tide property, covering 2,964 hectares, is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. American Creek Resources Ltd. has earned 51% of the project.  The project is subject to a 1.5 % NSR in favour of Franco-Nevada Corporation. On July 18, 2012, the company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for cash proceeds of CDN$1,500,000.

Wernecke Breccia Project

Wernecke Breccia project is situated in the Wernecke Mountains approximately 180 kilometres northeast of Mayo in east-central Yukon Territory. In 2006 and 2007, Fronteer Development Group conducted field programs focused on refining drill targets at a series of high priority iron-oxide-copper-gold +/- uranium and standalone uranium targets, all of which are characterized

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

British Columbia and Yukon Projects (continued)

by coincident geophysical, geological and geochemical anomalies. Twenty-seven holes were completed in 2007 to test these targets, yielding results such as 0.97 g/t gold and 2.51% copper in the only hole drilled Pagisteel Fault target and 0.44% copper over 126.7 metres at the Hoover Central Zone, 12 kilometres to the southeast of historical holes. Fieldwork in 2006 and 2007 led to the recognition of new uranium and copper-gold mineralization in 9 target areas discovery of the MDV and Atomtan uranium-copper-gold targets.

No exploration has been undertaken since 2009.  Newmont is the operator of the project, having acquired it through acquisition of Fronteer Development Group in 2011. Fronteer funded 100% of the required $2 million in exploration expenditures to earn an 80% interest and as such, Newmont now holds 80% with the Company holding the remaining 20% interest. Franco-Nevada Corporation and NVI Mining Ltd. retain a total 2% NSR. There is a 7.5% to 15% Net Profits Interest (“NPI”) payable to the underlying vendors. A Joint Venture has been formed between Newmont and the Company, and on-going exploration expenses will be shared pro-rata subject to dilution for non-participation. Should either party’s interest fall below 5%, their interest will be converted to a 3% NPI after payback of capital. Newmont has not indicated if work is planned on the project in 2012.

Williams Property

The Williams property, covering 10,727 hectares, is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The Company owns 100% of the property subject to a 1.25% NSR. The Company is required to issue an additional 43,500 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the NSR for $1,000,000. Advance royalty payments of $5,000 per year are payable to the underlying vendor.

The Williams property covers two distinct gold-bearing prospects. The T-Bill Target is a 3 sq. km area of carbonate alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC Prospect, located 3 kilometres to the north, is a little explored 500 x 900 metre gold-copper soil geochemical anomaly centred on a prominent gossan. These two prospects were discovered independently by major companies conducting regional stream-sediment sampling programs in the early 1980's. In the 1980's, 15 diamond drill holes were completed at the T-Bill prospect, returning intersections such as 2.0 metres of 35.0 g/t gold, and 4.0 metres 11.0 g/t gold, 1.5 metres of 24.7 g/t gold, and 2.0 metres of 24.8 g/t gold. The Company is searching for a joint venture partner for this property and no work is planned for 2012.

Kliyul Property

Kliyul is a gold-copper porphyry project located in the Omineca Mining Division of British Columbia, approximately 67 kilometres southeast of the Kemess Mine and 200 kilometres north-northeast of Smithers. The Company has completed three separate purchase agreements to acquire the property interests of Rio Tinto Exploration Canada Inc. (as to 45%), First Majestic Silver Corp. (as to 30%) and Daylight Energy Ltd (as to 25%) in the Kliyul copper-gold porphyry

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012 project. Additionally, the project was expanded with the purchase of a mineral claims held by Northwest Enterprises Inc. (August 10, 2010), Scott-Martindale (January 22, 2011), Davis

British Columbia and Yukon Projects (continued)

(February 23, 2011) and Walker-Javorsky (April 11, 2011). These transactions result in the Company owning a 100% interest in the 5,752 hectare property, subject to a 1.5% NSR in favour of Rio Tinto.

In the third quarter of 2011, the Company completed 30.6 line kilometres of Induced Polarization (IP) survey to follow up a 2006 drill program in which diamond drilling intersected copper-gold mineralization below historically defined shallow mineralization.

In hole KL06-30, a 217.8 metre intersection averaged 0.23% copper and 0.52 g/t gold and KL06-31 returned a number of intervals of similar tenor highlighted by 24 metres of 0.20% copper and 0.44 g/t gold, 32 metres of 0.21% copper and 0.62 g/t gold and 20 metres of 0.14% copper and 1.21 g/t gold. These were the first deep drill holes drilled on the property.

Results from the 2011 IP survey have identified a zone of chargeability measuring 500 metres by 1,400 metres which underlies mapped pyrite-sericite alteration.  The 2006 drill holes are located within this anomaly. This “main” chargeability high is flanked by zones of moderate chargeability that increase the lateral dimensions of the anomaly to 1,100 metres by 1,800 metres. Management continues to assess these targets but no plans have been set for a 2012 program on the property at this time.

Mexico

The company held an interest in fifteen projects in Sonora, Durango and Sinaloa States in Mexico. Twelve projects were held in a 60/40 Joint Venture with Azure Minerals Limited (60%).  All projects were subject to certain back in rights held by Minera Kennecott S.A. de C.V., (“MKE”) a subsidiary of Rio Tinto. During the first quarter, the Joint Venture was terminated and MKE relinquished its back in rights on all projects. The Company held a 100% interest in nine projects each of which is subject to a 2% NSR held by MKE including six of the former joint venture properties.

The majority of the projects have been targeted for their porphyry copper–gold–molybdenum potential, while some projects show potential for epithermal gold–silver–base metal mineralization. The projects span a range from grassroots to exploration drilling levels of advancement.

Pursuant to an agreement dated September 17, 2010, and closing on October 7, 2010, the Company sold its interest in all nine projects in Mexico, a proprietary database covering Mexico, Arizona and its Mexico subsidiary, Minera Geoinformatica S.A. de C.V. to Evrim Metals Corp (“Evrim”) for an initial share payment of 2 million shares of Evrim.

In addition to the initial two-million share payment, Kiska will receive on a yearly basis share payments of 10,000 or 50,000 shares per property, depending on the status of the property, for a period of five years. Similar payments are also required if Evrim acquires any property out of the database included in the Minera sale. The Company received a total of 200,000 shares of Evrim during 2011 and 220,000 shares as at September 20, 2012.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Kiska will also receive a one-million-share payment for every property that is advanced to a positive production decision.

Nevada and New Mexico Properties

Colorback Property

Colorback is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada.  The property consists of 120 claims, located in Lander County approximately 100 kilometers southwest of Elko. The Company has signed a lease and purchase agreement with Desert Hawk Resources Inc. (“Desert Hawk”). Desert Hawk has agreed to an option to purchase the property for a 19 year period commencing on November 2, 2010 and terminating on November 2, 2029. During the first five years of the agreement, the property may be purchased for US$1,000,000 including any advanced royalty payments and a buy-down of the net smelter royalty (“NSR”) from 2.5% to 2.0%. Following the first five years, the property may be purchased for US$5,000,000 including any advanced royalty payments and a buy-down of the NSR from 2.5% to 2.0%. Desert Hawk has agreed to an advanced royalty payment schedule of US$50,000 on signing (paid) and every anniversary in years 1 to 4 inclusive, escalating to US$75,000 in years 5 to 9, followed by US$100,000 until the end of the lease. Subsequently, Desert Hawk has been acquired by Meadow Bay Gold Corporation.

The partner has not indicated its plans for the property in 2012.

Hilltop Property

The Hilltop property is a sediment-hosted gold target in the Cortez-Battle Mountain Trend, Nevada. The property is comprised of 82 claims located in Lander County, approximately 100 kilometres southwest of Elko.  No work has been conducted on the property since 2007. During the period, the Company added the Hilltop Property to the Colorback lease and purchase agreement with Meadow Bay Gold Corporation. No plans for 2012 have been indicated to Kiska.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

MINERAL PROPERTY EXPENDITURES

Mineral property expenditures for the three and nine month periods ending September 30, 2012 are summarized in the following table: (all amounts in Canadian dollars)

	Three months ended September 30			Nine months ended September 30
	2012	2011	Change	2012	2011	Change
Acquisition expenditures	23,704	31,998	(8,294)	110,832	141,404	(30,572)
Depreciation and amortization	54,341	131,531	(77,188)	192,507	295,193	(102,686)
Exploration expenditures
Aircraft and helicopter	116,401	2,560,782	(2,444,381)	143,170	3,851,229	(3,708,059)
Assays and analysis	16,035	316,466	(300,431)	15,883	463,979	(448,096)
Camp & support	12,246	100,344	(88,098)	30,378	189,793	(159,415)
Community CSR	7,517	35,301	(27,784)	46,437	113,792	(67,355)
Contracted support	-	7,550	(7,550)	1,254	7,550	(6,296)
Data management and maps	2,448	7,184	(4,736)	5,188	22,115	(16,927)
Drilling & trenching	635	3,214,486	(3,213,851)	115,243	4,600,580	(4,485,337)
Equipment	12,385	62,073	(49,688)	43,782	131,386	(87,604)
Fuel	138,635	-	138,635	145,273	-	145,273
Geological and engineering	183,754	750,917	(567,163)	421,806	1,519,985	(1,098,179)
Geophysical surveying	-	128,401	(128,401)	87,481	498,279	(410,798)
Licencing and filing	75,334	425,396	(350,062)	111,796	433,989	(322,193)
Materials and supplies	18,043	345,856	(327,813)	31,819	727,638	(695,819)
Salaries and employee benefits	396,279	739,421	(343,142)	1,243,916	1,608,840	(364,924)
Share-based compensation	40,348	386,534	(346,186)	235,482	1,011,119	(775,637)
Telephone	11,517	17,235	(5,718)	29,002	57,317	(28,315)
Travel	26,634	55,418	(28,784)	81,188	184,277	(103,089)
	1,058,211	9,153,364	(8,095,153)	2,789,099	15,421,868	(12,632,769)

Reclamation obligation	3,103	113,067	(109,964)	(58,321)	137,560	(195,881)
Exploration reimbursements	(157,621)	235	(157,856)	(163,332)	235	(163,567)
Environmental costs and site preparation	(133)	-	(133)	10,945	-	10,945
	903,560	9,266,666	(8,363,106)	2,578,391	15,559,663	(12,981,272)

Total acquisition & exploration expenditures	981,605	9,430,195	(8,449,590)	2,881,730	15,996,260	(13,114,530)

Overall results

Mineral property expenditures for the three months ended September 30, 2012 reflect the Company’s decision to cancel the Whistler property summer drill program and redirect its resources towards improving the quality of the geologic model and commencing engineering and environmental studies.  This is the greatest contributing factor to the decrease of $8,449,590 in third quarter total mineral expenditures.

Three months and nine month periods ended September 30, 2011 vs. prior quarters in 2011

The Company’s change in exploration strategy is most evident in the decrease of $5,658,232 in aircraft and drilling expenditures for the three months ended September 30.  For the three

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012 months ended September 30, 2011 these expenditures represented 61% ($5,775,268) of total expenditures compared to only 12% ($117,036) of the total expenditures for the same period in 2012.

Depreciation and amortization decreased by $102,686 in the first three quarters of 2012 largely due to a write-down of Company assets, performed at December 31, 2011, recognizing assets with no future economic benefit.

Share based compensation also decreased significantly in the first three quarters of 2012 ($775,637) as a result of vesting options in 2012, increased volatility in the 2011 comparative quarters along with the fact that the company did not issue options in the first three quarters of 2012.

SUMMARY OF INTERIM QUARTERLY CONSOLIDATED FINANCIAL RESULTS

For the nine-month period ended September 30, 2012, Kiska incurred a net loss of $3,108,979 ($0.03 per share) compared with a net loss of $18,735,706 ($0.19 per share) for the nine-month period ended September 30, 2011. This decrease is due to a reduction in mineral property operations of $12,845,082 (excluding $1,499,995 gain on sale of Tide property) as a result of the Company’s decision to postpone the Whistler property summer drill program.  Also contributing to this decrease is a reduction in share-based compensation of $1,052,506.Refer to “Exploration Projects” above for a description of work done on the properties.

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q3 2012	Q2 2012	Q1 2012	Q4 2011	Q3 2011	Q2 2011	Q1 2011	Q4 2010
Revenues	$1,605	$ -	$ 17	$ 325	$ 291	$ 1	$ 99	$ 501
Gain (loss) from operations	97	(1,493)	(1,714)	(3,609)	(9,793)	(5,175)	(3,970)	(3,118)
Comprehensive gain (loss)	273	(1,650)	(1,717)	(3,297)	(10,240)	(5,367)	(3,340)	199
Loss per common share	$ 0.00	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.10)	$ (0.05)	$ (0.04)	$ (0.00)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which limits exploration in the winter months.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

LIQUIDITY

	Three months ended September 30		Nine months ended September 30
	2012	2011	2012	2011
Cash flows from operating activities	436,999	(8,756,023)	(3,108,979)	(18,735,706)
Cash flows from investing activities	(15,909)	405,233	(1,014)	236,889
Cash flows from financing activities	-	16,483	-	20,177,241
Effect of exchange rates on cash	(234,067)	(510,456)	(234,067)	(173,803)
Net cash flows	421,089	(8,334,307)	(1,838,807)	4,202,548
Cash balances	4,727,410	10,326,461	4,727,410	10,326,461

The Company had working capital of $5,696,031 at September 30, 2012 compared with working capital of $8,149,139 at December 31, 2011. The decrease in working capital is attributable to ongoing administration and mineral property operations of the Company.

On July 18, 2012, the company sold its 49% interest in the Tide project to 0945473 B.C. Ltd., a Hunter Dickinson Inc. (HDI) company, for cash proceeds of CDN$1,500,000.  This injection of cash can be noted above in the overall 2012 Q3 net cash flows, in particular cash flows from operating activities.

For the nine-month period ended September 30, 2012 and 2011, cash outflows in operating activities decreased by $15,626,728.  $1,500,000 of this is attributable to the sale of the Tide project while the remainder is the result of a reduction in exploration activities in the current compared to the prior period.

Net cash outflows from investing activities of $1,014 (2011: inflow $236,889) were a result of expenditures on property, plant and equipment used by the Company for its administrative and mineral property operations of $15,395 (2011: $534,459), offset by receipt of interest and restricted cash (bond deposits). The comparative period netted proceeds from the sale of marketable securities of $1,150,570 which was partially offset by the payment of reclamation deposits and the purchase of property and equipment.

The decrease in cash inflows from financing activities over the prior period (2011: $20,160,758) to $Nil in 2012 is a result of a bought deal financing for net proceeds of $16,150,595 occurring in the comparative period. Moreover, a total of $4,010,163 was raised from the exercise of stock options and warrants during the comparative period.

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There is no long-term debt. The Company’s current obligations include lease commitments for office space. Effective September 1, 2010, the Company has signed a five year lease for expanded head office space at Suite 575-510 Burrard Street, Vancouver, BC. The other current obligations are statutory withholding and payroll taxes.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

CONTRACTUAL OBLIGATIONS

Kiska has future obligations under various contracts relating to operating leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at the last fiscal year end:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 908,934	$ 261,152	$ 488,805	$ 158,977	$ -
Conditional Option payments	22,840	12,670	10,170	-	-
Conditional exploration expenditures	5,972,034	887,116	5,084,918	-	-
Total contractual obligations	$ 6,903,808	$ 1,160,938	$ 5,583,893	$ 158,977	$ -

SHAREHOLDER’S EQUITY

As at the date of this report the Company had 99,253,559 issued and outstanding common shares, options to purchase 7,563,541 common shares and warrants to purchase 7,532,500 common shares.

During the nine-month period, a total of 569,266 options expired and 205,000 options were forfeited due to termination of option holders without exercise.

As at November 28, 2012, the Company had the following common shares, warrants and stock options outstanding:

Common shares	99,253,559
Stock options	7,378,541
Warrants	7,532,500
Fully diluted common shares outstanding	114,164,600

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Options

Share purchase options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of shares	Weighted average exercise price

Outstanding, January 1, 2011	6,034,827	$ 1.05
Granted	3,715,000	0.98
Forfeited	(360,000)	0.98
Exercised	(64,161)	0.66
Expired	(1,172,859)	1.43

Outstanding, December 31, 2011	8,152,807	0.95
Forfeited	(205,000)	0.59
Expired-Naturally	(376,766)	2.29
Expired-Vested	(192,500)	0.86
Outstanding, September 30, 2012	7,378,541	$ 0.90
Options exercisable at end of period	6,682,291	$ 0.90

The weighted average share price at the date of exercise of options exercised during the previous year ended December 31, 2011 was $1.04.

The following is a summary of stock options outstanding as at the date of this report:

Number of options outstanding	Number exercisable	Exercise price per option	Expiry date	Weighted average remaining life (years)
200,100	200,100	1.84	December 2012	0.19
60,900	60,900	0.98	July 2013	0.79
163,125	163,125	0.17	December 2013	1.22
65,250	65,250	0.25	March 2014	1.42
366,666	366,666	0.45	March 2014	1.47
1,120,000	1,120,000	0.90	December 2014	2.21
100,000	100,000	0.72	February 2015	2.35
250,000	250,000	1.00	June 2015	2.73
1,925,000	1,925,000	0.87	July 2015	2.78
1,300,000	1,005,000	1.35	February 2016	3.38
1,717,500	1,333,750	0.70	June 2016	3.74
110,000	92,500	0.29	December 2016	4.22
7,378,541	6,682,291			2.84

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Warrants

Share purchase options and weighted average exercise prices are as follows for the reporting periods presented:

	Number of warrants	Weighted average exercise price

Outstanding, January 1, 2011	8,806,121	$ 0.99
Granted	7,532,500	1.60
Forfeited	-	-
Exercised	(4,621,700)	0.87
Expired	(25,500)	0.85

Outstanding, December 31, 2011 and June 30, 2012	11,691,421	$ 1.43

Granted	-	-
Forfeited	4,158,921	1.13
Exercised	-	-
Expired	-	-

Outstanding, September 30, 2012	7,532,500	$ 1.60
Options exercisable at end of year	7,532,500	$ 1.60

The weighted average share price at the date of exercise of warrants exercised during the previous year ended December 31, 2011 was $1.20.

The weighted average grant-date fair value of warrants granted during the previous year was $0.61 per warrant and was determined using the Black-Scholes option pricing model.  The following warrants are outstanding at September 30, 2012:

Number of warrants	Weighted Average Exercise Price Per warrant	Expiry Date	Weighted Average Remaining Life (Years)
7,532,500	1.60	March 2013	0.48

OFF-BALANCE SHEET ARRANGEMENTS

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 10 of the consolidated interim financial statements.

CHANGES IN ACCOUNTING POLICIES

There have been no changes in accounting policies during the period.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian Dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

EVENTS SUBSEQUENT TO THE PERIOD END

On October 19, 2012 Millrock Resources Inc. completed their requirements under the Uncle Sam Property Option Agreement between Geoinformatics Alaska Exploration Inc., Kiska Metals Corporation (“Kiska”), Millrock Resources Inc. and Millrock Alaska LLC.  The Company is in the process of transferring 100% ownership of the property to Millrock Resources Inc.

RISK FACTORS AND UNCERTAINTIES

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration or development alliances, to bring projects into commercial production.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including but not limited to international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technical capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (British Columbia), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

Government Regulation

The Company operates in an industry which is governed by environmental regulations as well as occupation health and safety regulations. Most of the Company’s mineral properties are subject to government tenure requirements. At present, the Company fully complies with all regulations and holds clear title to the mineral property interests. However, it is possible that regulations or tenure requirements could be changed by the respective government resulting in additional costs or barriers to development of the properties. This would adversely affect the value of properties and ability to hold onto them without incurring significant additional costs.

OTHER INFORMATION

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012 company can be accessed at the company’s website (www.kiskametals.com).

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

CORPORATE INFORMATION (as at November 28, 2012)

Head Office:

Suite 575 – 510 Burrard Street

Vancouver, BC   V6C 3A8

Directors:

Geoffrey Chater

Bipin Ghelani

George Ireland

John A. Kanellitsas

Jack Miller

Mark T.H. Selby

Jason S. Weber

Officers:

Jason S. Weber, President and CEO

Chris Kerr, CFO

Mark E. Baknes, VP Exploration

Alan J. Hutchison, Corporate Secretary

Auditor:

Hay & Watson, Chartered Accountants

1822 West 2nd Avenue

Vancouver, BC   V6J 1H9

Legal Counsel:

Fraser Milner Casgrain LLP

20th Floor, 250 Howe Street

Vancouver, BC

V6C 3R8

Transfer Agent:

Computershare Investor Services

2nd Floor – 510 Burrard Street

Vancouver, BC   V6C 3B9

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine month period ended September 30, 2012

Forward-Looking Statements

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon.

All mineral resources referenced in the technical report filed for the Whistler Property have been estimated in accordance with the definition standards on mineral resources and mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. U.S. reporting requirements for disclosure of mineral properties are governed by the SEC Industry Guide 7 ("Guide 7"). NI 43-101 and Guide 7 standards are substantially different. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101. These definitions differ from the definitions of "proven (measured) reserves" and "probable (indicated) reserves" in Guide 7. Under Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

The technical report uses or may use the terms "mineral resource," "indicated mineral resource" and "inferred mineral resource". We advise investors that these terms are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.